AMENDED AND RESTATED SERVICE AND DISTRIBUTION PLAN
OF
FMI FUNDS, INC.
WHEREAS, FMI Funds, Inc. (the “Company”) is registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the “Act”);
WHEREAS, the Company intends to act as a distributor of shares of its Common Stock, $.0001 par value (“Common Stock”), as defined in Rule 12b-1 under the Act, and desires to adopt a distribution plan pursuant to such Rule, and the Board of Directors has determined that there is a reasonable likelihood that adoption of this Service and Distribution Plan will benefit the series of the Company and their shareholders; and
WHEREAS, the series of the Company may enter into agreements with dealers and other financial service organizations to obtain various distribution-related and/or shareholder services for the series, all as permitted and contemplated by Rule 12b-1 under the Act; it being under that to the extent any activity is one in which the series may finance without a Rule 12b-1 plan, the series may also make payments to finance such activity outside such a plan and not subject to its limitations.
NOW, THEREFORE, each series of the Company identified on Exhibit A hereto (as may be amended from time to time) (each such series referred to herein as a “Fund”) has adopted this Service and Distribution Plan (the “Plan”) in accordance with Rule 12b-1 under the Act on the following terms and conditions:
1. Distribution and Service Fee. The Fund may charge a distribution expense and service fee on an annualized basis of 0.25% of the Fund’s average daily net assets. Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Directors of the Fund shall determine, subject to any applicable restriction imposed by rules of the Financial Industry Regulatory Authority.
2.    Permitted Expenditures. The amount set forth in paragraph 1 of this Plan shall be paid for services or expenses primarily intended to result in the sale of the Fund’s shares. The Fund may pay all or a portion of this fee to any securities dealer, financial institution or any other person (the “Shareholder Organization(s)”) who renders personal service to shareholders, assists in the maintenance of shareholder accounts or who renders assistance in distributing or promoting the sale of the Fund’s shares pursuant to a written agreement approved by the Board of Directors (the “Related Agreement”). To the extent such fee is not paid to such persons, the Fund may use the fee to pay expenses of distribution of its shares including, but not limited to, payment by the Fund of the cost of preparing, printing and distributing Prospectuses and Statements of Additional Information to prospective investors and of implementing and operating the Plan as well as payment of capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead costs.
3.    Effective Date of Plan. This Plan has been duly adopted and approved by votes of a majority of both (i) the Board of Directors of the Trust and (ii) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Director”), cast in person, prior to the Fund being publicly offered to investors, with the date of such approval being the effective date of the Plan for the Fund in question. While the Plan is effective, the Plan will not be implemented for the Fund until the Board of Directors authorizes the payment of Rule 12b-1 fees for the Fund under the Plan.

4.    Continuance. Unless otherwise terminated pursuant to paragraph 6 below, this Plan shall continue in effect for as long as such continuance is specifically approved at least annually by votes of a majority of both (i) the Board of Directors of the Fund and (ii) the Rule 12b-1 Directors, cast in person at a meeting (or meetings) called for the purpose of voting on this Plan.
5.    Reports. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Fund’s Board of Directors and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.
6.    Termination. This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors, or by a vote of a majority of the outstanding shares of Common Stock.
7.    Amendments. This Plan may not be amended to increase materially the amount of payments provided for in paragraph 1 hereof unless such amendment is approved (a) by a vote of at least a majority (as defined in the Act) of the outstanding shares of Common Stock and (b) by votes of a majority of both (i) the Board of Directors of the Fund and (ii) the Rule 12b-1 Directors, cast in person at a meeting (or meetings) called for the purpose of voting on the amendment. No other amendment to the Plan may be made unless approved by votes of a majority of both (i) the Board of Directors of the Fund and (ii) the Rule 12b-1 Directors, cast in person at a meeting (or meetings) called for the purpose of voting on this Plan.
8.    Selection of Directors. While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Directors who are not interested persons.
9.    Records. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.

Exhibit A
Rule 12b-1 Series
This Plan has been adopted with regard to the Investor Class shares of the following series:
FMI Large Cap Fund
FMI International Fund
FMI International Fund II – Currency Unhedged